<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For <u>January 17, 2007</u>

<u>PETAQUILLA MINERALS LTD. (File #0-26296)</u>

(Translation of registrant's name into English)

<u>Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9</u>
(Address of principal executive offices)

Attachments:
1.   News Release dated January 17, 2007
2.   Material Change Report dated January 17, 2007 (re: January 17/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓____   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: January 17, 2007   By:___*"Michael Levy"*_____
                                         Name

                                  Its:___President and Director__
                                         (Title)



Trading Symbols:
TSE: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

MOLEJON GOLD PROJECT UPDATE
- Production Scheduled to Commence in July 2007 -

Vancouver, BC - January 17, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") is pleased to provide an update on the ongoing activities at its 100%-owned Molejon Gold Project in Panama. The progress made at the project has reaffirmed management's original schedule of performing the first gold pour in July 2007. As outlined in the technical report completed by SRK Consulting in October 2005, the Company expects production at Molejon to be 120,000 ounces of gold annually with an estimated cash cost of US$165 per ounce. Estimated capital costs are US$34 million, and the plant will have a projected capacity of 2200 tons per day.

Under the coordination of Sococo, the official contract miner, and TechProMin (Chile), the project engineering firm, the Company has made significant progress in its construction and procurement plan. Three ball mills have arrived in Panama and are presently at the Company's staging area adjacent to the Company's offices at La Pintada. It is anticipated that they will be delivered to the project site by the middle of February. Four diesel generators that will provide electrical power sufficient to run Molejon's operations are also expected to arrive shortly. The majority of the other major components have now been ordered and have firm quotations and delivery times associated with them.

The Company has entered into a US$15.8 million equipment lease purchase finance facility which, when combined with the proceeds of the equity issue of $17.56 million raised in October 2006, results in the project being fully funded.

The Company also announced that the ongoing resource and, if applicable, reserve re-classification being compiled by SRK is close to completion and the results will be released immediately upon receipt by the Company.

Important progress on road construction continues on target during the first quarter of 2007. One of the primary objectives is the completion of a 5 km road from Molejon to the Colina Copper camp which at present is 80% complete and has a projected completion date of February 15, 2007. At the same time, the interconnecting road to Botija drill camp is complete, while the Petaquilla drill camp road is under construction. On the Llano Grande–Coclesito Road Improvement Project, the Cascajal Bridge has been completed and was inaugurated January 16, 2007, by the Minister of Public Works of Panama. The 28 km Llano Grande–Coclesito section is being designed to provide both access to the mine site and to comprise part of a future expansion of the national road network connecting communities within the region.

In addition to project production advancement activities, a 40,000 metre exploration and development drill program is presently underway. Six drill crews are currently operating - four from Rodio-Swissboring Company and two from Canchi Perforaciones.

Richard Fifer, CEO of Petaquilla Minerals S.A., said, "We are proud that we have consistently executed the aggressive schedule we adopted at Molejon from the outset of our production decision. Molejon is the first step in our plans for our large holdings in Panama. Our success at Molejon makes us a trailblazer in Panama - a vibrant mining jurisdiction that is now coming to prominence as the next great mineral region in the world".

The Company will be holding a site visit and information tour in Panama from January 22 to 25, 2007. Interested parties wishing to attend are directed to contact Janet Francis at (604) 694-0021.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN


FORM 51-102F3
MATERIAL CHANGE REPORT


Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

January 17, 2007

Item 3.   **News Release**

The Company's news release dated January 17, 2007, was disseminated by CCN Matthews on January 17, 2007.

Item 4.   **Summary of Material Change**

The Company provided an update on the ongoing activities at its 100%-owned Molejon Gold Project in Panama.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

Dated January 17, 2007

PETAQUILLA MINERALS LTD.

Per: "Michael Levy"

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Michael Levy

Contact telephone number: 604-694-0021

Trading Symbols:
TSE: PTQ
OTCBB: PTQMF
Frankfurt: P7Z



PETAQUILLA MINERALS LTD.

NEWS RELEASE

MOLEJON GOLD PROJECT UPDATE
- Production Scheduled to Commence in July 2007 -

Vancouver, BC - January 17, 2007: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to provide an update on the ongoing activities at its 100%-owned Molejon Gold Project in Panama. The progress made at the project has reaffirmed management’s original schedule of performing the first gold pour in July 2007. As outlined in the technical report completed by SRK Consulting in October 2005, the Company expects production at Molejon to be 120,000 ounces of gold annually with an estimated cash cost of US$165 per ounce. Estimated capital costs are US$34 million, and the plant will have a projected capacity of 2200 tons per day.

Under the coordination of Sococo, the official contract miner, and TechProMin (Chile), the project engineering firm, the Company has made significant progress in its construction and procurement plan. Three ball mills have arrived in Panama and are presently at the Company’s staging area adjacent to the Company’s offices at La Pintada. It is anticipated that they will be delivered to the project site by the middle of February. Four diesel generators that will provide electrical power sufficient to run Molejon’s operations are also expected to arrive shortly. The majority of the other major components have now been ordered and have firm quotations and delivery times associated with them.

The Company has entered into a US$15.8 million equipment lease purchase finance facility which, when combined with the proceeds of the equity issue of $17.56 million raised in October 2006, results in the project being fully funded.

The Company also announced that the ongoing resource and, if applicable, reserve re-classification being compiled by SRK is close to completion and the results will be released immediately upon receipt by the Company.

Important progress on road construction continues on target during the first quarter of 2007. One of the primary objectives is the completion of a 5 km road from Molejon to the Colina Copper camp which at present is 80% complete and has a projected completion date of February 15, 2007. At the same time, the interconnecting road to Botija drill camp is complete, while the Petaquilla drill camp road is under construction. On the Llano Grande–Coclesito Road Improvement Project, the Cascajal Bridge has been completed and was inaugurated January 16, 2007, by the Minister of Public Works of Panama. The 28 km Llano Grande–Coclesito section is being designed to provide both access to the mine site and to comprise part of a future expansion of the national road network connecting communities within the region.

In addition to project production advancement activities, a 40,000 metre exploration and development drill program is presently underway. Six drill crews are currently operating - four from Rodio-Swissboring Company and two from Canchi Perforaciones.

Richard Fifer, CEO of Petaquilla Minerals S.A., said, "We are proud that we have consistently executed the aggressive schedule we adopted at Molejon from the outset of our production decision. Molejon is the first step in our plans for our large holdings in Panama. Our success at Molejon makes us a trailblazer in Panama - a vibrant mining jurisdiction that is now coming to prominence as the next great mineral region in the world".

The Company will be holding a site visit and information tour in Panama from January 22 to 25, 2007. Interested parties wishing to attend are directed to contact Janet Francis at (604) 694-0021.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN